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                                                   Filed by Identix Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                           Subject Company: Identix Incorporated
                                                     Commission File No.: 1-9641

This filing relates to a planned merger between Identix Incorporated ("Identix") and Visionics Corporation ("Visionics") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 22, 2002 (the "Merger Agreement"), by and among Identix, Viper Acquisition Corp. and Visionics. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Identix on February 26, 2002, and is incorporated by reference into this filing.

On May 21, 2002, Identix issued the following press release:

                    SEC IDENTIX/VISIONICS SEC REVIEW COMPLETE

               Joint Proxy/Prospectus to be mailed to shareholders

         LOS GATOS, CA and MINNETONKA, MN (May 21, 2002) . . . . Identix
Incorporated (Nasdaq: IDNX) and Visionics Corporation (Nasdaq: VSNX) today announced that the Securities and Exchange Commission has completed its review of the preliminary joint proxy statement/prospectus relating to the proposed merger between Identix and Visionics and has declared e Identix' registration statement on Form S-4 effective. Identix and Visionics anticipate that the joint proxy/prospectus will be mailed to the stockholders of both companies on May 23, 2002.

         Visionics expects to hold its special shareholders' meeting on the proposed merger on Monday, June 24, 2002 at 3:00 pm local time in Minneapolis, MN. Identix expects to hold its special shareholders' meeting regarding the proposed merger and additional matters covered in the joint proxy statement/prospectus on Tuesday, June 25, 2002 at 11:00 am local time in Los Gatos, CA. Details regarding the locations of the meetings are available in the joint proxy statement/prospectus.

         On February 22, 2002, Identix and Visionics announced that they had entered into a definitive merger agreement in an effort intended to create the world's leading multi-biometric security technology company. Upon completion of the merger, the combined company will be named Identix Incorporated and will be headquartered in Minnetonka, MN.

         Investors and stockholders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced above because it contains important information. The preliminary joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Identix and Visionics on March 18, 2002, and later amended on April 25 and May 15, 2002. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Identix and Visionics with the SEC at the SEC web site at www.sec.gov, Identix' web site at www.identix.com or Visionics' web site at www.visionics.com.
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ABOUT IDENTIX

         Identix Incorporated, www.Identix.com, is a leader in designing, developing, manufacturing and marketing products for the capture and/or comparison of fingerprints for security, anti-fraud, law enforcement, physical access and other applications. Identix designs and develops proprietary, cost-effective, security products and solutions for personal identification and authentications.

         Through itrust, Identix offers an array of Internet and wireless web secure transaction processing services, and provides a wide range of applications to markets that include corporate enterprise security, Intranet, extranet, and Internet, wireless Web access and security, E-commerce, government and law enforcement agencies.

ABOUT VISIONICS CORPORATION

         Visionics Corporation, www.visionics.com, is the worldwide leader in identification technologies and systems. The Company is uniquely positioned with a comprehensive set of biometric identification product offerings: FaceIt(R), live scan, IBIS and BNP. The award-winning core FaceIt(R) technology enables a broad range of products and applications built by partners (OEMs, VARs and system integrators). These include enhanced CCTV systems, identity fraud applications and identity verification systems for physical and network security, travel and banking. The TENPRINTER, FingerPrinter CMS and Modular live scan systems are widely used by government agencies, law enforcement, airports, banks and other commercial institutions in the United States. IBIS is a mobile identification system capable of capturing both forensic quality fingerprints and photographs for transmission and wireless transmission of data to law enforcement and other legacy databases for real-time identification. Finally, the BNP is the only commercially available platform for delivering scalable biometric solutions. It incorporates FaceIt(R) technology for implementation over large-scale networks and real-time identification. The product offerings are reflective of Visionics' leadership position in the biometric industry and commitment to the innovation of identification technologies.

         The statements in this release that relate to future plans, events or performance are forward-looking statements that reflect the companies' current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. The companies caution investors that any forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such forward looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties arising out of or related to: development of the marketplace for biometrics solutions; demand for the companies' products and services; the ability of the companies' alliances to succeed and in particular, the ability of the companies to complete product development, successfully manufacture their products in volume and broadly disseminate the companies' products; increasing levels of competition in the space for wired and wireless web security services; the perceived need for secure communications and commerce in such markets; completion of the proposed merger between Identix and Visionics, such as obtaining shareholder approval, fulfilling the conditions set forth in the definitive merger agreement for the closing of


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the anticipated transaction, and the timing of the closing of the transaction;
and other risks as identified in the companies' SEC filings. Identix and Visionics disclaim any intention or obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.

         For further information, please contact: Damon Wright, Director of Investor Relations and Public Relations of Identix Incorporated,
+1-408-335-1400, dwright@identix.com; or Frances Zelazny, Director of Corporate Communications of Visionics Corporation, +1-201-332-9213, frances.zelazny@visionics.com.


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